SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

RiT TECHNOLOGIES LTD.
(Name of Subject Company (Issuer))

STINS COMAN INCORPORATED
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.1 PER SHARE
(Title of Class of Securities)

M8215N 10 9
(CUSIP Number of Class of Securities)

STINS COMAN INCORPORATED
Pervomayskaya Street, 126
Moscow 105203 Russia
Tel: 011-7-495-231-3040
Fax: 011-7-495-465-9034
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Michael Orion, Adv.	Andrea I. Weinstein, Esq.
72 Weizman Street	Schonfeld & Weinstein, L.L.P.
Tel-Aviv 62308, Israel	80 Wall Street, Suite 815
(972) 3-544-1937	New York, New York 10005
(212) 344-1600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$631,308	$24.81

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 734,079 ordinary shares, par value NIS 0.1 per share (the “Shares”), of RiT Technologies,  Ltd. ("RiT") at a purchase price of $0.86 per share.

**The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000393.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24.86	Form or Registration No.: Schedule TO-T
Filing Party: Stins Coman Incorporated	Date Filed: May 5, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
 -------------------------------------------------------------

This Amendment No. 1 (this "Amendment") to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the "Commission") by Stins Coman Incorporated (the "Purchaser") on May 2, 2008, (the "Schedule TO"). This Amendment relates to the offer by the Purchaser to purchase 734,079 ordinary shares, par value NIS 0.1 per share, or such greater number of shares that will represent 5% of the total voting rights of RiT Technologies Ltd., a company organized under the laws of the State of Israel ("RiT"), outstanding as of the expiration of the offer, at $0.86 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 2, 2008 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which have been filed with the original Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "offer"). Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Offer to Purchase.

ITEMS 1 THROUGH 11.

         Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

         As of the expiration of the Initial Offer Period on June 2, 2008, all the conditions to the offer were satisfied, and, as required by Israeli law, the offer was extended until 5:00 p.m., New York time, on Friday, June 6, 2008 (such extended tender period constituting the "Additional Offer Period"). Accordingly, the term "Final Expiration Date" means 5:00 p.m., New York time, on Friday, June 6, 2008, unless we further extend the offer. According to a preliminary count by the Depositary for the offer, as of 5:00 p.m., New York time, on June 2, 2008, approximately (1) 5,489,762 shares had been validly tendered and not withdrawn and (2) 13,716 shares were represented by notices of objection to the offer.

         On June 2, 2008, the Purchaser issued a press release announcing the extension of the offer as described above, a copy of which is filed as Exhibit (a)(5) hereto and is incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and restated as follows:

EXHIBIT INDEX
NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated May 2, 2008. *

(a)(1)(B)	Letter of Transmittal. *

(a)(1)(C)	Notice of Guaranteed Delivery. *

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9. *

(a)(1)(G)	Notice of Objection. *

(a)(2)	Text of Press Release issued by the Subject Company on March 27, 2008 and filed under cover of Schedule 14D-9C on March 27, 2008. **

(a)(5)	Text of Press Release issued by Purchaser on June 2, 2008.

(b)     None.

(d)     Share Purchase Agreement between the Purchaser and Mr. Yehuda Zisapel, Mr. Zohar Zisapel and Mr. Meir Barel, dated March 27, 2008.**

(g)     Not Applicable.

(h)     Not Applicable.

*   Previously filed with the Tender Offer Statement on Schedule TO on May 2, 2008.

** Previously filed as Exhibit 1 to Schedule 13D/A, filed by the Purchaser on March 31, 2008, and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STINS COMAN INCORPORATED

BY:	/S/ Boris Granovsky
Boris Granovsky
Chief Executive Officer
STINS COMAN Incorporated

Dated: June 2, 2008

 EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated May 2, 2008. *

(a)(1)(B)	Letter of Transmittal. *

(a)(1)(C)	Notice of Guaranteed Delivery. *

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9. *

(a)(1)(G)	Notice of Objection. *

(a)(2)	Text of Press Release issued by the Subject Company on March 27, 2008 and filed under cover of Schedule 14D-9C on March 27, 2008. **

(a)(5)	Text of Press Release issued by Purchaser on June 2, 2008.

(b)     None.

(d)     Share Purchase Agreement between the Purchaser and Mr. Yehuda Zisapel, Mr. Zohar Zisapel and Mr. Meir Barel, dated March 27, 2008.**

(g)     Not Applicable.

(h)     Not Applicable.

*   Previously filed with the Tender Offer Statement on Schedule TO on May 2, 2008.

** Previously filed as Exhibit 1 to Schedule 13D/A, filed by the Purchaser on March 31, 2008, and incorporated herein by reference.